Valeo

05010307

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

SUPPL

Paris, July 29, 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated July 28, 2005, concerning the announcement of our VESI subsidiary decision to close its Rochester facility.

Yours faithfully,

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

Rémy Dumoulin
Investor Relations Director

Encl. 1

Valeo

Communiqué de presse
Press release

05.22

Valeo announces that its VESI subsidiary has decided to close its Rochester facility and has initiated discussions with the Union

Paris, France, 28 July 2005 – Valeo announced today that its Valeo Electrical Systems Inc., VESI, subsidiary in North America has taken the decision to close the Rochester, New York, facility in the light of the rapidly worsening financial situation of the plant. Discussions have been opened with the IUE-CWA Local 509 Union in order to reach an agreement on the implementation and effects of the decision to close the facility.

The Rochester facility is almost entirely dedicated to the manufacturing of wiper systems. The rapidly deteriorating situation is primarily due to the ongoing dramatic reduction in the plant's main customer's business activity.

Both the Union and Management are working to ensure that there will be no interruption to the supply of quality products to our customers. Valeo will remain a major supplier of wiper systems in North America and production will continue in other existing Valeo facilities.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 68 R&D centers, 9 distribution centers and employs 72,100 people in 28 countries worldwide.

For further information please contact:
Kate Philipps, Group Communications Director,
Kate.philipps@valeo.com
Tel.:+ 33.1.40.55.20.65

Rémy Dumoulin, Financial Relations Director,
Remy.dumoulin@valeo.com
Tel.: +33.1.40.55.29.30